Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

April 10, 2013

VIA EDGAR

Ms. Ashley Vroman-Lee

Senior Counsel

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Life Insurance Company
Separate Account VA B
Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File Nos. 333-186032/811-06032)

Transamerica Financial Life Insurance Company
Separate Account VA BNY
Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File Nos. 333-186036/811-08750)

Dear Ms. Vroman-Lee:

Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company filed the Pre-Effective Amendment No. 1 to the above-referenced Form N-4 registration statements on April 10, 2013. Pursuant to Rule 461 under the Securities Act of 1933, Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company and the principal underwriter, Transamerica Capital, Inc., now respectfully request that the effective date of the registration statement be accelerated and that the registration statement be declared effective April 10, 2013, or as soon thereafter as is reasonably practicable.

Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Transamerica Life Insurance Company		Transamerica Financial Life Insurance Company

By:	/s/ Darin D. Smith	By:	/s/ Darin D. Smith
	Darin D. Smith		Darin D. Smith
	Managing Assistant General Counsel		Managing Assistant General Counsel

Transamerica Capital, Inc.

By:	/s/ Lisa Wachendorf
Lisa Wachendorf Assistant Vice President